SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

03 November 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 03 November 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

              AstraZeneca Updates CytoFab(TM) Development Programme

London, UK; Brentwood, TN, US; 3 November 2006 - Protherics PLC ("Protherics" or
the "Company") and AstraZeneca today announce AstraZeneca's intention to expand the development plan for CytoFab(TM), a treatment for severe sepsis, with the addition of a 480 - patient Phase II study programme.

AstraZeneca has recently completed consultations with regulators in the US and
EU.  These consultations confirmed that a single Phase III study could be sufficient for regulatory approval.  Furthermore, to meet the regulatory needs of both agencies, it is required that AstraZeneca implement a Phase II study programme to support the single global Phase III study.

Data from Phase II will be used to more accurately estimate the number of patients required, and confirm the appropriate dose for the Phase III study, as well as providing further supporting efficacy and safety data. This may enable a shorter timetable for the Phase III programme than originally anticipated by
AstraZeneca.

The Phase II programme will start in the second half of 2007 and is expected to last up to 21 months.  It will be immediately followed by the initiation of the
Phase III study in the US, EU and Japan.

Under the terms of the licensing agreement, AstraZeneca is responsible for conducting and funding the global development of CytoFab(TM) and Protherics is responsible for product supply.

John Rex, Vice-President, Medical Director for Infection, AstraZeneca, said:

"Our goal is to optimise the chances of showing a statistically and clinically meaningful result with CytoFab(TM), in a single, global Phase III study, while ensuring an acceptable time to market. To increase the likelihood of success in this complex disease and reflecting the changing regulatory environment for biologics, we have made the decision to undertake additional clinical work. We hope that this will help to reduce the size of and the time needed to complete the Phase III study. We believe that this development plan will give us the best chance of successful registration for this exciting treatment."

Andrew Heath, Chief Executive of Protherics, said:

"CytoFab(TM) represents a major market opportunity and AstraZeneca's proposed development programme provides the treatment with the best route to registration. We now have a clear view of the steps needed to make this important new treatment available to sepsis patients worldwide."

                                   |  Ends  |

A conference call for analysts will take place today at 08.15 UK time.  Please call Mo Noonan on +44 (0) 20 7831 3113 for further details.

For further information please contact:

Protherics
Andrew Heath, CEO                                           +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                      +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates, Anna Keeble                +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                     +1 212 850 5600

AstraZeneca - Media Enquiries
Edel McCaffrey                                              +44 (0) 207 304 5034
Steve Brown                                                 +44 (0) 207 304 5033
Chris Major                                                 +44 (0) 207 304 5028

AstraZeneca - Investor Relations
Mina Blair                                                  +44 (0) 207 304 5084
Jonathan Hunt                                               +44 (0) 207 304 5087
Jorgen Winroth                                              +1 (212) 579 0506
Ed Seage                                                    +1 302 886 4065

Or visit  www.protherics.com

Notes for Editors:

About CytoFab(TM)

CytoFab(TM) is a first in class anti-TNF-alpha polyclonal antibody fragment (Fab)
product, which is being developed for the treatment of severe sepsis.

AstraZeneca licensing deal

CytoFab(TM) has been out-licensed to AstraZeneca, which is responsible for its global development and commercialisation in an agreement worth up to GBP195M
($340M) to Protherics in upfront and milestone payments; Protherics will receive an additional 20% royalty on global net product sales.  Protherics is responsible for the supply of CytoFab(TM) bulk drug substance and will receive additional supply payments.

Effective neutralisation of TNF-alpha

TNF-alpha is an inflammatory mediator strongly implicated in sepsis, an inflammatory syndrome. Polyclonal antibody fragments are well suited to the in situ neutralisation of TNF-alpha for two main reasons.  Firstly, polyclonal antibodies are polyvalent, allowing multiple antibody fragments to bind
TNF-alpha and thus achieve greater neutralisation of TNF-alpha compared to monoclonal antibodies.  Secondly, antibody fragments (Fabs) are much smaller than whole antibody Immunoglobulin G molecules (IgG).  As a result, they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body than monoclonal antibodies.

Encouraging Phase IIb data

A phase IIb study was conducted in 19 centres in North America and was coordinated by the leading sepsis investigator, Professor Gordon R. Bernard,
M.D., Director, Division of Allergy, Pulmonary and Critical Care, Vanderbilt
University.  The trial was a double blind placebo controlled randomised study involving 81 patients with either septic shock or sepsis with multiple organ dysfunctions.

Two hours after initiation of treatment, TNF-alpha became undetectable in all patients receiving CytoFab(TM) who had detectable levels pre-treatment whereas levels in the placebo group remained at baseline.  TNF-alpha remained significantly (p < 0.050) lower in the CytoFab(TM) group throughout the 120 hour infusion period. CytoFab(TM) also significantly decreased TNF-alpha in bronchoalveolar lavage (BAL) fluid (p < 0.001).

Patients who received CytoFab(TM) had more shock-free days than those who received placebo (10.7 vs 9.4, p = 0.259), by day 14, and spent significantly more time off a ventilator (15.6 vs 9.8 ventilator-free days, p = 0.021) and 5 days less in an ICU (12.6 vs 7.6 ICU-free days, p = 0.030) by day 28.  There was an encouraging trend to lower mortality at 28-days in the CytoFab(TM) group relative to the placebo group (26% vs 37%, p = 0.274).  There were no differences in the incidence of adverse events or in laboratory or vital sign abnormalities, between groups.

The full Phase IIb data has been published recently in Critical Care Medicine
(2006; 34(9):2271-2281), a leading peer reviewed journal.

Important safety data

In clinical studies of CytoFab(TM) in sepsis to date, there have been no adverse events that were considered definitely, possibly or probably related to treatment with CytoFab(TM).  However, out of 110 sepsis patients who received
CytoFab(TM), there were 7 patients who experienced events of uncertain causality that are consistent with adverse events experienced by patients receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and
4 episodes of rash.

Approved technology platform

CytoFab(TM) is based on the same technology platform, ovine polyclonal Fabs, as
Protherics' CroFab(TM) (pit viper antivenom) and DigiFab(TM) (digoxin antidote)
which have been approved and are currently marketed in the US.  Protherics is the commercial manufacturer of these products.

About Sepsis

Sepsis occurs when the body's immune system sets off a chain reaction and
"overreacts" to an infection. Rather than being localized to the site of infection, the severe immune response develops throughout the body. A person suffering from sepsis can rapidly deteriorate, with the systemic response to an infection distorting the body's natural balance and damaging one or more vital organs. A patient can continue to deteriorate into septic shock, where blood pressure falls dangerously low and many organs malfunction because of inadequate blood flow. Sepsis remains a significant problem in medical management, with an annual world wide incidence of about 3 million and a 30% mortality rate.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow
Jones Sustainability Index (Global) as well as the FTSE4Good Index.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The most advanced products in the Company's portfolio are Voraxaze(TM), which is expected to be approved in the US and EU in 2007, subject to regulatory reviews, as an intervention when methotrexate blood levels remain dangerously high following high doses for the treatment of cancer and CytoFab(TM), which is being developed by AstraZeneca, initially for severe sepsis, and is expected to start an additional Phase II study in 2007.

Additional products in development include Prolarix(TM), a targeted cancer therapy for primary liver cancer and other select tumours, currently in Phase I with a
Phase IIa study planned for 2007 and Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in
2007.

The majority of the Company's sales revenues (GBP17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab(TM) (pit viper antivenom) and DigiFab(TM) (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 200 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.